SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 7)*

Southwest Gas Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 per share
(Title of Class of Securities)

844895102
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 4,599,021
	(8)	SHARED VOTING POWER 4,599,021
	(9)	SOLE DISPOSITIVE POWER 4,599,021
	(10)	SHARED DISPOSITIVE POWER 4,599,021
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,599,021
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.43%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,599,021
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,599,021
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,599,021
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.43%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 6,423,583
	(8)	SHARED VOTING POWER 6,423,583
	(9)	SOLE DISPOSITIVE POWER 6,423,583
	(10)	SHARED DISPOSITIVE POWER 6,423,583
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,423,583
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,423,583
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,423,583
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,423,583
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,022,604
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,022,604
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,022,604
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,022,604
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,022,604
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,022,604
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,022,604
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,022,604
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,022,604
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,022,604
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,022,604
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,022,604
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,022,604
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,022,604
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,022,604
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IEP Utility Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,022,604
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,022,604
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,022,604
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 7 to the Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of the common stock, par value $1.00 per share (the “Shares”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Scheduled 13D is hereby amended by adding the following at the end thereof:

On November 21, 2023, the Issuer, the Reporting Persons and Mr. Andrew J. Teno entered into an Amended and Restated Cooperation Agreement, a copy of which is attached as Exhibit 5 and is incorporated herein by reference (the “Updated Cooperation Agreement”). The Updated Cooperation Agreement amends, restates, supersedes and replaces the Amended and Restated Cooperation Agreement entered into between the Issuer, the Reporting Persons and Mr. Teno on October 24, 2022 (referred to as the “Amended and Restated Cooperation Agreement”). The Updated Cooperation Agreement provides that certain provisions, including the right to nominate directors, will remain in effect for the 2024 annual meeting of the stockholders of the Issuer (“2024 Annual Meeting”).

Pursuant to, and subject to, the terms of the Updated Cooperation Agreement, the Reporting Persons have the right to continue to designate up to 4 individuals to serve on the Board of the Issuer, which currently are Andrew W. Evans, Henry Linginfelter, Ruby Sharma and Andrew Teno (each, an “Icahn Designee” and, collectively, the “Icahn Designees”), and the Issuer has agreed to nominate the Icahn Designees for election at the 2024 Annual Meeting. The Updated Cooperation Agreement provides for participation by the Icahn Designees in the Strategic Transactions Committee and the other committees of the Board.

Subject to the qualifications set forth therein, the standstill restrictions on the Reporting Persons will remain in effect until, and the Updated Cooperation Agreement will terminate upon, the later of (i) one minute following the completion of the 2024 Annual Meeting, and (ii) the earlier of (1) one minute following the time at which Mr. Teno (or any Replacement Designee for Mr. Teno) is no longer serving as a director on the Board and (2) the date that is thirty days prior to the expiration of the advance notice deadline in the Issuer’s bylaws for the 2025 annual meeting of stockholders of the Issuer, provided, however, that the Updated Cooperation Agreement shall terminate automatically on the date on which the Board re-appoints as a director any former director of the Board (i.e., any person who was a director of the Board prior to the 2022 annual meeting of stockholders of the Issuer, but was not a director of the Board immediately after the 2022 annual meeting of stockholders of the Issuer), without the approval of a majority of the Icahn Designees.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,022,604 Shares, representing approximately 15.4% of the Issuer’s outstanding Shares, based on 71,519,025 Shares outstanding as of October 31, 2023, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, for the quarterly period ended September 30, 2023.

(b) Icahn Master has sole voting and sole dispositive power with respect to 4,599,021 Shares. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with respect to such shares. Icahn Partners has sole voting and sole dispositive power with respect to 6,423,583 Shares. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with respect to such shares. IEP Utility has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 0 Shares; however, IEP Utility has been included in this Schedule 13D as it is a signatory to the Updated Cooperation Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit:

5.	Amended and Restated Cooperation Agreement, dated November 21, 2023, by and among Southwest Gas Holdings, Inc., the Reporting Persons and Andrew J. Teno (incorporated by reference to Exhibit 10.1 to Southwest Gas Holdings, Inc.’s Current Report on Form 8-K filed by with the Securities and Exchange Commission on November 27, 2023).

*****

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

IEP UTILITY HOLDINGS LLC

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 7 – SWX]